ETF Series Solutions
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 23, 2012

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	ETF Series Solutions (the “Trust”)
File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

We are responding to the Staff’s comment letter dated March 16, 2012, and additional oral comments received on May 1, 2012, with respect to the initial registration statement on Form N-1A filed on behalf of the Trust’s initial series, AlphaClone Alternative Alpha ETF, The Zacks Sustainable Dividend ETF, and The Zacks MLP ETF (each a “Fund” and collectively the “Funds”).  We have addressed all of the Staff’s comments relating to the Funds as indicated below.  We have applied all comments made with respect to the prospectus of one Fund to similar disclosure of the other Funds where appropriate.  For your convenience, your comments and headings have been reproduced with responses following each comment.

General Comments

1.
Staff Comment: We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response:  The Trust responds by acknowledging that information submitted in a pre-effective amendment may generate further Staff comments.

2.
Staff Comment: Please supply the undersigned with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares.  Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund structure and, if so, provide the Investment Company Act of 1940 Release number and date of the order.  If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

Response:  As was explained in the transmittal letter submitted with the initial filing on Form N-1A, the Trust will rely on the order granted to FaithShares Advisors, LLC (now known as Exchange Traded Concepts, LLC) on December 1, 2009 (Investment Company Act of 1940 Release No. 29065), as Exchange Traded Concepts, LLC is the investment adviser to each of the Funds.  A copy of the final amended and restated application is enclosed herewith.

3.
Staff Comment: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response:  The Trust responds by acknowledging the comment and stating that the current disclosure was intended to meet the Commission’s plain English requirement, but requests that the Staff provide specific details regarding any disclosure in the prospectus that it feels requires such revision.

Prospectus – AlphaClone Alternative Alpha ETF

SUMMARY SECTION

Fees and Expenses of the Fund, Page 3

4.
Staff Comment: The narrative explanation preceding the fee table should include a statement that investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the example. See Item 3.1 (e)(i) of Form N-1A.

Response:  The Trust responds by modifying the existing sentence to reflect the requested statement:  “This table and the Example below do not include the ~~Investors purchasing shares in the secondary market may pay costs (including customary~~ brokerage commissions that investors may pay on their purchases and sales of Fund Shares~~) charged by their broker~~.”

Principal Investment Strategies, Pages 3-4

5.
Staff Comment:  Please explain in your written response to these comments how the management of the Fund can properly be characterized as “passive” or the investment approach as mere “indexing” when the Index Provider has a complex “methodology” that may result in a continuous shifting of components in the Underlying Index.

Response:  The Trust responds by explaining that the Index components are rebalanced quarterly, not continuously.  Once Index components have been rebalanced, they do not change until the next rebalance date.  Further, the Fund seeks to track the performance of the Index.  The Index provider determines the composition of the Index pursuant to the rules governing the Index.

6.
Staff Comment: Will the Fund use the Index as its principal benchmark index?  If so, please explain in your letter responding to these comments how the Underlying Index meets the definition for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response:  The Trust responds by stating that it has not yet selected which broad-based index to use as its principal benchmark index for purposes of the Form N-1A disclosure requirements.  Nonetheless, it is intended that the Fund will use the Index as an additional benchmark index.

7.	Staff Comment: Please inform the staff in your response letter as to how long the Index has existed and whether it is widely used and consulted by investors.

Response:  The Index was created in August 2011.  Structured Solutions AG began calculating the Index in October 2011.  The Index is not yet widely used or consulted by investors.

8.	Staff Comment:
(a) Disclose whether the Index was customized by the Index Provider to specifications of the Adviser, Sub-Adviser, administrator, distributor or their respective affiliates.
(b) Disclose whether the Index is re-balanced at set intervals, such as every six months.

Response:  The Trust responds by stating that the Index was not customized by the Index Provider to specifications of the Adviser, Sub-Adviser, administrator, distributor or their respective affiliates.  Additionally, the Trust responds by stating that the Index will be rebalanced quarterly and has added disclosure in the prospectus to that effect.

9.
Staff Comment:  Please clarify the disclosure as to whether the AlphaClone Hedge Fund Long/Short Index consists of hedge funds and other institutional investors or only of issuers favored as investments by hedge funds and institutional investors, or both.

Response:  The Trust responds by stating that the Index consists only of issuers favored as investments by hedge funds and institutional investors.

Follow-Up Comment:  Please state clearly in Item 9 that the Fund does not invest in hedge funds, but rather that the Fund invests in issuers that are favored investments of hedge funds and institutional investors.

Response:  The Trust responds by adding the requested disclosure.

10.	Staff Comment: Please explain to the staff how the Index ranks institutional investors. Is there enough publicly available information about them to permit their ranking?

Response:  The Trust responds by explaining that the Index provider ranks institutional investors by their “clone score,” a proprietary scoring method that measures the efficacy of following a manager based on their public disclosures.  AlphaClone’s “clone score” for each manager is based on the monthly returns in excess of a broad market index and a fixed hurdle rate exhibited by the manager’s follow strategies over time.  Clone scores are recalculated biannually.  Institutional investors that do not provide enough publicly available information to determine a clone score are not ranked and are not included in the Index.

Follow-Up Comment:  If not already disclosed in Item 9 or the SAI, please include the information above regarding the “clone score”.

Response:  The Trust responds by including the information regarding “clone score” to Item 9.

11.
Staff Comment: The first paragraph discloses that the Index, and hence the Fund, may be up to 50% short.  Confirm in your response letter that any short expenses (i.e., dividends paid on stock sold short) will be included in the fee table.

Response:  The Trust responds by stating that the Index may include components that provide short exposure, but the Fund does not intend to enter into any short sales that would result in short expenses.

12.
Staff Comment: The second paragraph discloses that at least part of the remaining 20% of the Fund’s assets that is not invested in the Index may be invested in “financial instruments that provide long or short exposure to the Index.”  Does this help to track the Index?

Explain in your response letter how this is consistent with your exemptive order, especially if the purpose of this strategy is other than helping to track the Index.

Response:  The Trust responds by stating that investments in such financial instruments would only be for the purpose of helping the Fund to track the Index, which is specifically stated in the application for the exemptive order upon which the Fund is relying.

13.
Staff Comment: Please inform the staff in your letter whether the Index Provider is an investment adviser (or sub-adviser) within the meaning of Section 2(a)(20) of the 1940 Act or for purposes of Section 15 of the Act.  If not, please explain to the staff why not.

Response:  The Trust responds by stating that the Index Provider is not an investment adviser to the Fund.  The Index Provider does not provide advice to the Fund with respect to the desirability of investing in, purchasing or selling securities or other property.  Rather, the Index Provider provides information about the components of the Index to the Fund, its adviser and sub-adviser, as well as any other person or entity that has subscribed to or is licensed to use such Index information.

Principal Investment Risks, Pages 4-5

14.
Staff Comment:  Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response:  The Trust responds by stating that the disclosure in the registration statement regarding derivative instruments has been reviewed in light of the observations of the Division in the July 30, 2010 letter.

Investment Sub-Adviser, Page 6

15.	Staff Comment: Please move the sentence describing the duties of the Sub-Adviser out of the Summary Section. Item 5(a) of Form N-1A only requires the names of the Adviser and Sub-Adviser.

Response:  The Trust responds by making this change.

INDEX/TRADEMARK LICENSES/DISCLAIMERS

16.
Staff Comment:  Please explain to the staff, in your response to these comments, the reasons for having disclaimers about NYSE Arca whose only role is to be the exchange on which the Fund’s shares will trade.

Response:  The Trust responds by stating that the disclosure will be deleted.

17.
Staff Comment:  Are the disclaimers in the last paragraph in this section appropriate, especially as they relate to the Adviser, Sub-Adviser, and the Fund?  By offering the Fund to the public through the Exchange or directly to Authorized Participants, are they not making -- at the very least -- an implied representation or warranty about the “advisability” of investing in the Fund?

Response:  The Trust responds by stating that the disclosure will be deleted.

ADDITIONAL INFORMATION ABOUT THE FUND

Principal Investment Objectives, Strategies and Risks, Pages 7-10
Objective, Page 7

18.	Staff Comment: Add disclosure whether or not shareholders will be given prior notice of any change to the Fund’s investment objective and, if so, how much notice (e.g., 60 days).

Response:  The Trust responds by stating that the Fund will provide shareholders with at least 60 days notice prior to changing its investment objective or Index..

Principal Investment Strategies, Page 7

19.
Staff Comment:  The first paragraph under this caption states that “the Fund seeks 100% of the return of the Index” but the second paragraph states “[t]he Fund seeks a correlation over time of 0.95 or better between its performance and the performance [of] the Index.”  Please revise the disclosure to reconcile this apparent inconsistency.

Response:  The Trust responds by stating that the first paragraph has been revised to state that “the Fund seeks to track the performance of the Index.”  The second paragraph has been revised to state that “the Fund expects a correlation over time of 0.95 or better.”  The first paragraph is intended to state the goal, and the second paragraph is intended to set expectations for the limits of potential tracking error.

20.
Staff Comment:  Include more disclosure about the Index.  Please describe, as of the most recent rebalance date: the average market capitalization; whether the index is currently (or has recently been) concentrated in any industry or industries; which asset types and countries represent the largest components of the index; and how many issuers comprise the Index.  Also there should be a brief description of the proprietary “replication methodology” used by the Index Provider.  We may have further comments based on your response and your completion of this section.

Response:  The Trust responds by adding disclosure to Item 9 to state that the most recent rebalance date was February 27, 2012, and that as of March 28, 2012: the average market capitalization of the Index was $46.18 billion; the Index is not concentrated (i.e., invests 25% or more of net assets) in any industry; the largest components of the Index are primarily domestic equity securities; and there are 82 constituents in the Index.

The Trust further adds disclosure describing the proprietary replication methodology as follows:  “AlphaClone has the technical ability to construct and conduct backtests for various “follow” strategies which make investment decisions based on and after hedge funds and institutional investors have publicly disclosed their holdings.   The Index Provider’s replication methodology constructs equity portfolios derived from those holdings.  The Index includes holdings which are disclosed publicly by managers with the highest “clone score,” a proprietary scoring method that measures the efficacy of following a manager based on their public disclosures.  AlphaClone’s clone score for each manager is based on the monthly returns in excess of a broad market index and a fixed hurdle rate exhibited by the manager’s follow strategies over time.  Clone scores are recalculated biannually.”

Principal Investment Risks, Pages 8-10

21.
Staff Comment:  In “MLP Risk”, the disclosure refers to the tax risks which are described further below.  However, there is no further description of the tax risk.  Please add the promised description of the tax risks of MLPs.

Follow-Up Comment: Please add disclosure regarding the 25% limit on investments in master limited partnerships.

Response:  The Trust responds by adding the following disclosure to Item 9:

“Tax Risks of Investing in Equity Securities of MLPs.  The Fund intends to limit its direct investment in MLP equity securities to 25% of the Fund’s total assets. Much of the benefit the Fund derives from its investment in equity securities of MLPs is a result of MLPs generally being treated as partnerships for U.S. federal income tax purposes.  Partnerships do not pay U.S. federal income tax at the partnership level.  Rather, each partner of a partnership, in computing its U.S. federal income tax liability, will include its allocable share of the partnership’s income, gains, losses, deductions and expenses.  A change in current tax law, or a change in the business of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income.  The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP and causing any such distributions received by the Fund to be taxed as dividend income to the extent of the MLP’s current or accumulated earnings and profits.  Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, the after-tax return to the Fund with respect to its investment in such MLPs would be materially reduced, which could cause a substantial decline in the value of the common stock.”

HOW TO BUY AND SELL SHARES

22.	Staff Comment: On page 12, the abbreviation “AP” first appears without any previous explanation that it stands for “Authorized Participant.” Please revise the disclosure accordingly.

Response:  The Trust responds by noting that the term “Authorized Participant” was first introduced and defined on page 7 of the filing, in the section titled “Additional Information about the Fund.”

Statement of Additional Information - AlphaClone Alternative Alpha ETF

DESCRIPTION OF PERMITTED INVESTMENTS

23.
Staff Comment:  Some investments and investment practices described here are not mentioned in the prospectus.  To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response:  The Trust responds by stating that all material investments and practices and their accompanying risks are discussed in the prospectus.

MANAGEMENT OF THE TRUST

24.	Staff Comment: On page 18 under “Members of the Board,” please disclose that J. Garrett Stevens is the only interested trustee on the Board.

Response:  The Trust responds by noting the first sentence under “Members of the Board,” which states:  “There are four members of the Board of Trustees, three of whom are not interested persons of the Trust,….”  In addition, Mr. Stevens is listed in the table under the sub-heading of “Interested Trustee.”

25.
Staff Comment:  Please explain to the staff why you do not consider the Trust to be a “Fund Complex” and why you do not include Exchange Traded Concepts Trust as part of the same fund complex when determining the number of portfolios in the fund complex overseen by each trustee.  See Item 17.1 (b) of Form N- 1A which indicates that a group of mutual funds and series with a common investment adviser constitutes a “fund complex.”

Response:  The Trust responds by stating that, though ETF Series Solutions and Exchange Traded Concepts Trust have a common investment adviser, ETF Series Solutions and Exchange Traded Concepts Trust do not hold themselves out to investors as being related companies for purposes of investment and investor services.

Follow-Up Comment: The definition of “fund complex” in Instruction 1(b) of Item 17 of Form N-1A uses an “or” and not an “and” – “…or [h]ave a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.”  Therefore, for Mr. Stevens, please disclose all portfolios he oversees, even if not series of this Trust.

Response:  The Trust responds by modifying the number of portfolios in fund complex overseen by Mr. Stevens, and adding a footnote to the table to reflect that this definition of fund complex is only with respect to the management table.

Prospectus – The Zacks Sustainable Dividend ETF and The Zacks MLP ETF

26.
Staff Comment: To the extent that our comments with respect to the AlphaClone Alternative Alpha ETF apply to the same or similar disclosure in the prospectus and statement of additional information of these two Zacks Funds, please respond to those comments as they pertain to these Funds.

Response:  The Trust responds by stating that comments given for AlphaClone Alternative Alpha ETF that are also applicable to the two Zacks Funds will be treated similarly.

SUMMARY SECTION - The Zacks Sustainable Dividend ETF

Principal Investment Strategies, Page 3

27.
Staff Comment: (a)                                      Please clarify the second paragraph’s description of the Index and the methodology used by the Index Provider.  How are the two sub-indices of 50 stocks each differentiated?  For how long are the stocks that have paid a dividend in the last 30 days or that are included in the non-rebalanced index eliminated from the investable universe?  What purpose is served by excluding such stocks?  The meaning of the sentence: “The constituent selection process is repeated on a monthly basis to alternating sub-indices” is unclear.  Please consider revising this paragraph to make it more comprehensible.

Response:  The Trust responds by stating that the Zacks Sustainable Dividend Index (the “Index;” Bloomberg ticker ZAXDR) is currently a “live” index being calculated by the NYSE Euronext U.S. Index Group.  Therefore, the first constituents of the ETF will be those that are in the index on the ETF selection date.  As described in the second point under Index Construction on page 3 of the SAI, one sub-index will be rebalanced first at the end of its 61 day holding period which will be approximately 31 days after the initial ETF selection date.

(b)      For how long are the stocks that have paid a dividend in the last 30 days or that are included in the non-rebalanced index eliminated from the investable universe?

The stocks that have paid a dividend in the last 30 days or that are included in the non-rebalanced index are eliminated for the next 30 days.

(c)      What purpose is served by excluding such stocks?

Excluding such stocks allows the Index to include only stocks that have an upcoming quarterly scheduled dividend (i.e., a scheduled dividend within the next 60 days of inclusion in the Index).

(d)      The meaning of the sentence: “The constituent selection process is repeated on a monthly basis to alternating sub-indices” is unclear.  Please consider revising this paragraph to make it more comprehensible.

The Trust responds by revising this sentence as follows:  “Each month, one of the two sub-indices will be rebalanced and thus will result in an alternating monthly rebalance schedule between the two sub-indices.”

Follow-Up Comment:  Please clarify in your Item 9 disclosure how the methodology works by including information referenced above in response to (b) and (c).

Response:  The Trust responds by including this disclosure about methodology in Item 9.

Principal Investment Risks, Pages 3-4

28.
Staff Comment:  Since the universe of companies eligible for inclusion in the Index and, consequently, the Fund’s portfolio may include Master Limited Partnerships (MLPs), please include a description of the risks of MLPs.

Response:  The Trust responds by adding the following disclosure to the “Principal Investment Risks” section for The Zacks Sustainable Dividend ETF:

•
MLP Risk:  Investments in common units of MLPs involve risks that differ from investments in common stock.  Holders of MLP units are subject to certain risks inherent in the structure of MLPs, including (i) tax risks, (ii) risk related to limited control of management or the general partner or managing member, (iii) limited rights to vote on matters affecting the MLP, except with respect to extraordinary transactions, (iv) conflicts of interest between the general partner or managing member and its affiliates, on the one hand, and the limited partners or members, on the other hand, including those arising from incentive distribution payments or corporate opportunities, and (v) cash flow risks.   MLP common units and other equity securities can be affected by macro-economic and other factors affecting the stock market in general, expectations of interest rates, investor sentiment towards MLPs or the energy sector, changes in a particular issuer’s financial condition, or unfavorable or unanticipated poor performance of a particular issuer (in the case of MLPs, generally measured in terms of distributable cash flow). Prices of common units of individual MLPs and other equity securities also can be affected by fundamentals unique to the partnership or company, including cash flow growth, cash generating power and distribution coverage.

29.
Staff Comment: Since the Index, and, consequently, the Fund’s portfolio will be rebalanced every 60 days, this may result in a high portfolio turnover rate.  Please include a discussion of the risks and consequences of a high portfolio turnover rate.

Response:  The Trust responds by adding the following disclosure to the “Principal Investment Risks” section for The Zacks Sustainable Dividend ETF:

•
Portfolio Turnover Risk: The Fund may engage in active and frequent trading in connection with the monthly rebalancing of the Index, and therefore the Fund’s investments.  A portfolio turnover rate of 200%, for example, is equivalent to the Fund buying and selling all of its securities two times during the course of the year. A high portfolio turnover rate (for example, over 100%) may result in higher brokerage costs and may result in taxable capital gains distributions to the Fund’s shareholders. However, utilizing the creation and redemption in-kind mechanism, the Fund will seek to eliminate capital gains to the extent possible.

Performance, Page 5

30.
Staff Comment:  Please explain in your response letter your reasons for considering the Index an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response:  The Trust responds by stating that it has modified the disclosure to reflect that the Fund’s performance will be compared to a broad-based securities market index as well as the Index.  The Trust has selected the S&P Composite 1500® Index as its principal benchmark index for purposes of the Form N-1A disclosure requirements.

SUMMARY SECTION -- The Zacks MLP ETF

Fees and Expenses of the Fund

31.
Staff Comment: Please add a footnote to the fee table explaining that certain taxes have not been included in the fee table.  For example: “For the fiscal year ended______, the Fund did not have any current tax liability.  ‘Other Expenses’ does not reflect deferred income tax liability to be incurred by the Fund.  The Fund will accrue deferred income tax liability for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of MLPs considered to be return of capital and for any net operating gains.  The Fund’s accrued deferred tax liability will be reflected each day in the Fund’s net asset value per share.  The Fund’s current and deferred tax liability, if any, will depend upon the Fund’s net investment gains and losses and realized and unrealized gains and losses on investments and therefore may vary greatly from year to year depending on the nature of the Fund’s investments, the performance of those investments and general market conditions.  Actual income tax expense, if any, will be incurred over many years, depending on if and when investment gains and losses are realized, the then current basis of the Fund’s assets and other factors.”

Response:  The Trust responds by adding the following footnote to the fee table:

“Other Expenses are based on estimated amounts for the current fiscal year. Since the Fund has not yet commenced investment operations, a tax expense of 0.00% has been assumed since it cannot be predicted whether the Fund will incur a benefit or liability in the future.”

Follow-Up Comment:  The footnote in your response is acceptable, however, after the first fiscal year for the Fund, you must disclose in the fee table the accrued taxes paid in the first year and the estimate of deferred tax liability, which can be subdivided in 2 lines under “Other Expenses”.

Response:  The Trust responds by acknowledging the required disclosure, which will be included in subsequent registration statement updates after the Fund’s first completed fiscal year.

Principal Investment Strategies, Pages 6-7

32.	Staff Comment: Revise the disclosure to make it clear that this Fund uses a replication strategy to track the performance of the Index and to disclose the correlation target sought by the Fund.

Response:  The Trust responds by revising the disclosure to reflect that the Fund employs a “passive management” investment strategy in seeking to achieve its investment objective.  The Fund generally will use a replication strategy to track the performance of the Index and the correlation target sought by the Fund, meaning it will invest in all of the securities comprising the Index in proportion to the weightings in the Index.  However, the Fund may utilize a sampling methodology under various circumstances where it may not be possible or practicable to purchase all of the securities in the Index.

33.	Staff Comment: Please describe what the Index Provider does besides establishing the methodology of the Index. Is there another entity involved in managing and rebalancing the Index?

Response:  The Trust responds by stating that the Index Provider provides the methodology and rebalances the index as needed and then sends the rebalance details to NYSE Euronext U.S. Index Group, the Index Calculation Agent.

Performance, Page 11

34.
Staff Comment:  See Comment 30 above.  [Please explain in your response letter your reasons for considering the Index an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.]

Response:  The Trust responds by stating that it has modified the disclosure to reflect that the Fund’s performance will be compared to a broad-based securities market index as well as the Index.  The Trust has selected the S&P 500® Index as its principal benchmark index for purposes of the Form N-1A disclosure requirements.

Statement of Additional Information -- The Zacks Sustainable Dividend ETF and The
Zacks MLP ETF

The Zacks MLP ETF
Investment Restrictions, Page 15

35.
Staff Comment:  Please consider revising the concentration policy as it pertains to The Zacks MLP ETF to take into account the fact that its Index, in all likelihood, will always be concentrated in the energy sector.

Response:  The Trust responds by stating that its current concentration policy is accurate, and no purpose would be served by changing the Trust’s policy.  Please note that the prospectus currently contains Energy Sector Risk as a result of the Index’s current concentration in that sector.

MANAGEMENT OF THE TRUST

Members of the Board, Page 19

36.	Staff Comment: Mr. Eric W. Falkeis is described here as the Chairman of the Board but his name does not appear on the table on page 20. Please correct this discrepancy.

Follow-Up Comment: Please explain what Mr. Falkeis’ role is and why it is not required under state law that the Chairman is not a Trustee.  Explain how Mr. Falkeis’ role differs from the typical Chairman role which has a vote.  Add a footnote to the Management Table to indicate that Mr. Falkeis is not a Trustee and he is not able to vote.

Response:  The Trust responds by noting that the Chairman role is an officer position in the Trust.  The table on page 20 lists the members of the Board of Trustees.  You will find Mr. Falkeis’ name, and role as both President and Chairman, listed in the “Principal Officers of the Trust” table on page 22.  As Chairman, Mr. Falkeis’ role is to, if present, preside at meetings of the Board of Trustees and, subject to the control of the Board of Trustees, have general supervision, direction and control of the business and the Officers of the Trust and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Trustees or prescribed by the Bylaws.  As President, Mr. Falkeis is the Principal Executive Officer of the Trust and, subject to the control of the Board of Trustees and the Chairman, has general supervision, direction and control of the business and the Officers of the Trust.  He presides at all meetings of the shareholders and has the general powers and duties of management usually vested in the office of President of a corporation and shall have such other powers and duties as may be prescribed by the Board of Trustees or the Bylaws.

Delaware law does not require that the role of Chairman be assigned to a Trustee.  The Trust will add a footnote to the Management Table to clarify that Mr. Falkeis is not a Trustee and has no voting authority.

CREATION/REDEMPTION TRANSACTION FEE, Page 37

37.	Staff Comment: The two captions for the maximum charges in the table have a footnote number but the actual footnote is missing.

Response:  The Trust responds by removing the table and adding narrative disclosure.

The Trust has authorized me to convey to you that the Trust acknowledges the following:
1.	The Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

4.	The Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

I trust that the above responses and revisions adequately address your comments.  I will contact you early next week to determine if you have any further questions or comments.  If not, we will file an amended Form N-1A to reflect the changes made to the registration statement as a result of your comments and request effectiveness.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Very truly yours,

ETF SERIES SOLUTIONS

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:           W. John McGuire, Esq., Morgan, Lewis & Bockius LLP